TD BANK FINANCIAL GROUP

THIRD QUARTER 2002 REPORT TO SHAREHOLDERS

Nine months ended July 31, 2002

NEWS

TD BANK FINANCIAL GROUP ANNOUNCES
THIRD QUARTER 2002 RESULTS

THIRD QUARTER HIGHLIGHTS

 - ON AN OPERATING CASH BASIS(1), DILUTED LOSS PER SHARE FOR THE THIRD QUARTER WAS $.46, COMPARED WITH DILUTED EARNINGS PER SHARE OF $.79 IN THE SAME PERIOD LAST YEAR. ON A REPORTED BASIS(2), DILUTED LOSS PER SHARE FOR THE THIRD QUARTER WAS $.67 COMPARED WITH DILUTED EARNINGS PER SHARE OF $.51 FOR THE SAME PERIOD LAST YEAR.

 - ON AN OPERATING CASH BASIS, RETURN ON COMMON EQUITY FOR THE QUARTER WAS (9.5)%, COMPARED WITH 17.1% FOR THE SAME QUARTER LAST YEAR. ON A REPORTED BASIS, RETURN ON COMMON EQUITY FOR THE QUARTER WAS (13.9)%, COMPARED WITH 10.9% FOR THE SAME QUARTER LAST YEAR.

 - OPERATING CASH BASIS NET LOSS FOR THE QUARTER WAS $271 MILLION, COMPARED WITH OPERATING CASH BASIS NET INCOME OF $522 MILLION FOR THE SAME QUARTER LAST YEAR. REPORTED NET LOSS APPLICABLE TO COMMON SHARES WAS $428 MILLION FOR THE QUARTER, COMPARED WITH REPORTED NET INCOME OF $321 MILLION FOR THE SAME QUARTER LAST YEAR.

(For financial results, which include both operating cash and reported earnings, please see table on page 3.)

TORONTO - TD Bank Financial Group today announced results for the third quarter of fiscal 2002, reporting an operating cash basis net loss of $271 million or diluted loss per common share of $.46. This compares with an operating cash basis net income of $522 million or diluted earnings per common share of $.79 in the same quarter last year.

"TD's third quarter results, while very disappointing, are reflective of the difficult capital markets and our serious commitment to dealing with the challenges in our corporate lending portfolio," said TD Chairman and Chief Executive Officer A. Charles Baillie.

"Our revised strategy in TD Securities, coupled with encouraging earnings performance from TD Canada Trust and the successful launch of our Canadian integrated wealth management platform under the TD Waterhouse brand, should form the foundation for improvement going forward," he added.

SECTORAL PROVISIONS
During the quarter, TDBFG announced that it would take a $600 million sectoral loan loss provision against potential problems in its performing corporate telecommunication loan portfolio. TDBFG also announced it would take a $250 million sectoral loan loss provision to address concerns in certain performing corporate loans in its U.S. portfolio. TDBFG today

(1) Operating cash basis and reported results referenced in this news release are explained in detail on page 3 under the "How the Bank Reports" section. Financial results included in this Third Quarter Report to Shareholders consists of both operating cash and reported results.

(2) Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                       Page 2

indicated that it would be taking a $20 million sectoral loan loss provision as part of its previously announced guidance of $1.3 billion in loan loss provisions for fiscal 2002, to address potential problems in its agricultural loan portfolio. The move brings the total for sectoral loan loss provisions in the third quarter to $870 million. With the $870 million in sectoral provisions, the company's expected loan loss total for 2002 remains at the previously announced $2.15 billion, of which $1.25 billion was recorded in the quarter.

TDBFG's Tier 1 capital ratio is 7.7% as of July 31, 2002. TDBFG will proceed to issue non-common Tier 1 capital in the fourth quarter and anticipates a Tier 1 capital ratio of 8.0% by October 31, 2002.

BUSINESS SEGMENT QUARTERLY HIGHLIGHTS

PERSONAL AND COMMERCIAL BANKING
Third quarter earnings at TD Canada Trust are up from both the second quarter and from the previous year. At the same time, TD Canada Trust continues to improve customer satisfaction levels. The Customer Satisfaction Index (CSI) increased to 84.0% this quarter, above the pre-conversion level of 83.4%.

Core chequing and savings account balances remain strong and the mortgage business is showing stronger growth as a result of increased new mortgage volume. Expenses have improved year-over-year with a reduction of 2% from the same quarter last year. During the quarter, a 2% increase in revenues resulted in a 2.2 percentage point improvement in the operating cash basis efficiency ratio to 58.5%. Going forward, TD Canada Trust will remain focused on initiatives that reduce expenses while enhancing the customer experience and growing revenues.

WEALTH MANAGEMENT
As a result of weak capital markets, assets under management declined to $122 billion during the third quarter, down from $123 billion the previous quarter. Domestically, TDBFG's wealth management platform remains focused on increasing revenues. In July, TDBFG launched a new integrated approach to wealth management in Canada bringing together financial planning, discount brokerage and investment advice under the TD Waterhouse brand. Initial reports show promising results for the key element of this strategy, with referral flow from TD Canada Trust to the wealth management platform gaining momentum. In particular, TDBFG's high net worth Private Client Group has seen a consistent inflow of funds over the quarter, largely as a result of an increase in referrals.

Globally, TDBFG's emphasis lies in reducing the expenses of TD Waterhouse, to reflect challenging market conditions. In addition, TDBFG announced a joint venture during the quarter with The Royal Bank of Scotland Group and its NatWest Stockbrokers subsidiary, allowing TD Waterhouse to quickly add scale in its European operations. The joint venture will allow TD Waterhouse U.K. to reduce its own cost structure, while also generating a revenue stream from NatWest Stockbrokers. The move positions TD Waterhouse well to extract greater efficiency from its U.K. platform in today's environment of low trading volumes.

WHOLESALE BANK
TD Securities posted weak returns in the quarter amid continued difficult market conditions characterized by reduced corporate activity and depressed investor confidence. Quarterly results were severely impacted as TD Securities significantly increased provisions for credit losses. As previously announced, TD Securities will reduce the capital associated with the corporate lending portfolio by approximately $750 million over the next three years and significantly reduce its exposure to the higher risk areas of the telecommunications sector. TD Securities will focus its lending activities on providing credit to core accounts that generate total relationship returns in excess of hurdle rates. Furthermore, TD Securities'recently formed Credit Portfolio Management Group will help to actively manage credit risk.

"While this quarter has been especially difficult for TD Bank Financial Group, clear and decisive action was necessary to resolve the telecom issue and put it behind us," said Baillie. "Going forward, our individual business strategies reflect the reality that we must deliver sustained earnings growth even in extremely challenging markets. I am confident TDBFG is poised for stronger earnings performance."



(As reported Thursday, August 22, 2002)

THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE BUSINESS AND ANTICIPATED FINANCIAL PERFORMANCE OF TD. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS. SOME OF THE FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE LEGISLATIVE OR REGULATORY DEVELOPMENTS, COMPETITION, TECHNOLOGICAL CHANGE, GLOBAL CAPITAL MARKET ACTIVITY, INTEREST RATES, CHANGES IN GOVERNMENT AND ECONOMIC POLICY, INFLATION AND GENERAL ECONOMIC CONDITIONS IN GEOGRAPHIC AREAS WHERE TD OPERATES. THESE AND OTHER FACTORS SHOULD BE CONSIDERED CAREFULLY AND UNDUE RELIANCE SHOULD NOT BE PLACED ON TD'S FORWARD-LOOKING STATEMENTS. TD DOES NOT UNDERTAKE TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                       Page 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

HOW THE BANK REPORTS
The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), which are presented on pages 10 to 15 of this Third Quarter Report to Shareholders and are available at www.td.com. The Bank refers to results prepared in accordance with GAAP as the "REPORTED BASIS".

In addition to presenting the Bank's results on a reported basis, the Bank also utilizes the "OPERATING CASH BASIS" to assess each of its businesses and to measure overall Bank performance against targeted goals. The definition of operating cash basis begins with the reported GAAP results and then excludes the impact of the special gain on the sale of the mutual fund record keeping and custody business in the first and the third quarter 2002, restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in the fourth quarter 2001, TD Waterhouse in the third quarter 2001 and Newcrest in the first quarter 2001), the effects of future tax rate reductions on future tax balances in the first and the third quarter 2001, and the effect of real estate gains and general allowance increases in the first and the second quarter 2001. The Bank views these restructuring costs and special items as transactions that are not part of the Bank's normal daily business operations and are therefore not indicative of trends. In addition, the Bank also excludes non-cash charges related to goodwill and identified intangible amortization from business combinations. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's operating cash basis results and reported results.

The Bank reiterated its intent to expense employee stock option awards, commencing in 2003.

RECONCILIATION OF OPERATING CASH BASIS RESULTS TO REPORTED RESULTS
--------------------------------------------------------------------------------
                                             (unaudited, in millions of dollars)

                                                                  FOR THE THREE MONTHS ENDED  FOR THE NINE MONTHS ENDED
                                                                  --------------------------  -------------------------

                                                                      JULY 31      July 31      JULY 31      July 31
                                                                       2002          2001         2002         2001
--------------------------------------------------------------------------------------------------------------------
Net interest income (TEB)                                             $ 1,452      $ 1,147      $ 4,081      $ 3,295
Provision for credit losses                                            (1,250)        (190)      (1,975)        (430)
Other income                                                            1,016        1,534        3,835        4,809
Non-interest expenses excluding non-cash goodwill/intangible
  amortization and restructuring costs                                 (1,641)      (1,726)      (5,119)      (5,190)
--------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT OF) INCOME TAXES
  AND NON-CONTROLLING INTEREST IN SUBSIDIARIES                           (423)         765          822        2,484
Provision for (benefit of) income taxes (TEB)                            (158)         233          229          806
Non-controlling interest                                                   (6)         (10)         (25)         (41)
--------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) - OPERATING CASH BASIS                              $  (271)     $   522      $   568      $ 1,637
Preferred dividends                                                       (21)         (20)         (63)         (61)
--------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) APPLICABLE TO COMMON
  SHARES - OPERATING CASH BASIS                                       $  (292)     $   502      $   505      $ 1,576
Special increase in general provision, net of tax                        --           --           --           (208)
Gain on sale of mutual fund record keeping
  and custody business, net of tax                                         18         --             32         --
Gain on sale of investment real estate, net of tax                       --           --           --            275
Restructuring costs, net of tax                                          --            (30)        --            (62)
Income tax expense from income tax rate changes                          --            (25)        --            (75)
--------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) APPLICABLE TO COMMON SHARES - CASH BASIS               (274)         447          537        1,506
Non-cash goodwill amortization, net of tax                               --            (48)        --           (140)
Non-cash intangible amortization, net of tax                             (154)         (78)        (478)        (269)
--------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) APPLICABLE TO COMMON SHARES - REPORTED BASIS        $  (428)     $   321      $    59      $ 1,097
                                                                      ----------------------------------------------
                                                                      ----------------------------------------------

(DOLLARS)
Basic net income (loss) per common share - operating cash basis       $  (.46)     $   .80      $   .79      $  2.52
Diluted net income (loss) per common share - operating cash basis        (.46)         .79          .78         2.49
Basic net income (loss) per common share - reported basis                (.67)         .51          .09         1.75
Diluted net income (loss) per common share - reported basis              (.67)         .51          .09         1.73

Certain comparative amounts have been reclassified to conform with current year presentation.

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                       Page 4

NET LOSS
Operating cash basis net loss for the quarter was $271 million, compared with operating cash basis net income of $522 million for the same quarter last year. On an operating cash basis, basic loss per share was $.46 this quarter, compared with basic earnings per share of $.80 in the same quarter last year and diluted loss per share was $.46 compared with diluted earnings per share of $.79 a year ago. Operating cash basis return on total common equity was (9.5)% for the quarter as compared with 17.1% last year.

Reported net loss applicable to common shares was $428 million for the third quarter, compared with reported net income applicable to common shares of $321 million in the same quarter last year. Reported basic and diluted loss per share were $.67 in the quarter compared with reported basic and diluted earnings per share of $.51 in the same quarter last year. Reported return on total common equity was (13.9)% for the quarter as compared with 10.9% last year.

NET INTEREST INCOME
Net interest income on a taxable equivalent basis (TEB) was $1,452 million this quarter, a year-over-year increase of $305 million. The increase in net interest income was attributable to TD Canada Trust, where personal loan volumes - excluding securitizations - increased by approximately $4 billion from a year ago. The TD Canada Trust net interest margin increased by 2 basis points to 3.40% as compared with a year ago. Net interest income reported by TD Securities increased by $190 million as compared with the same quarter a year ago, primarily relating to a higher level of interest income from trading activities. Net interest income reported by TD Wealth Management remained unchanged at $109 million as compared with a year ago.

OTHER INCOME
Other income was $1,016 million, a decrease of $518 million or 34% from the same quarter last year, after excluding special gains from the sale of the Bank's custody business in the current quarter. During the quarter, the Bank completed the sale of its custody business for a pre-tax gain of $22 million. The Bank has excluded this special gain in analyzing its performance given that the sale of the custody business is not a recurring event. Reported other income was $1,038 million for the current quarter, a decrease of $496 million from the same quarter last year.

While trading income reported in other income decreased by $446 million, trading related income generated by TD Securities - which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income - was $218 million for the quarter, a decrease of $214 million or 50% as compared with a year ago. The decrease in trading related income reflected widespread corporate credit downgrades and a significant slowdown in corporate activity. The net investment securities losses amounted to $8 million in the current quarter as compared with net investment securities gains of $26 million in the same quarter last year. The market value surplus over book value of our equity investment securities portfolio was $186 million at the end of the quarter, compared with $330 million at October 31, 2001. Underwriting fees decreased by $15 million or 23% as compared with a year ago, reflecting reduced debt underwriting activities. Revenues from mergers and acquisitions decreased by $13 million or 42% and equity sales and trading revenues decreased by $7 million or 29% as compared with a year ago, as a result of weaker capital markets in the third quarter of 2002. Somewhat offsetting the decline in other income was a year-over-year increase in corporate credit fees of $18 million or 38% and a year-over-year increase in insurance revenues of $6 million or 7%.

NON-INTEREST EXPENSES
Total operating cash expenses decreased by $85 million from a year ago to $1,641 million, primarily as a result of lower compensation expenses. Operating cash expenses exclude non-cash goodwill and purchase-related intangible amortization and restructuring costs related to acquisitions and significant business restructuring initiatives. During the third quarter 2001, the Bank recorded a pre-tax restructuring charge of $54 million related to business restructuring initiatives at TD Waterhouse. On a reported basis, expenses decreased by $260 million from a year ago to $1,882 million. In the third quarter 2002, the impact of non-cash goodwill and purchase-related intangible amortization on the Bank's reported expenses was $241 million compared with $362 million in the same quarter a year ago. Beginning in fiscal 2002, the Bank discontinued the amortization of goodwill as a result of the adoption of a new accounting standard on goodwill and intangible assets.

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                       Page 5

On an operating cash basis, the Bank's overall efficiency ratio weakened to 66.5% in the current quarter from 64.4% the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for TD Canada Trust, which had an efficiency ratio of 58.5% this quarter as compared with 60.7% a year ago, after excluding non-cash items and funding costs for the acquisition of Canada Trust.

The Bank's operating cash effective tax rate, on a taxable equivalent basis, was 37.4% for the quarter compared to 30.4% in the same quarter a year ago. The increase in the effective tax rate reflected a shift in the Bank's business mix.

MANAGING RISK AND BALANCE SHEET

CREDIT RISK AND PROVISION FOR CREDIT LOSSES
During the quarter, the Bank expensed $1,250 million through the provision for credit losses compared with $190 million in the same quarter last year. Of the $1,250 million in provision for credit losses for the third quarter 2002, $870 million related to sectoral allowances and the remaining $380 million related to specific provisions on impaired loans. The $870 million of sectoral allowances consisted of $600 million that related to potential problems in the performing corporate telecommunication loan portfolio, $250 million related to concerns in certain performing loans in the U.S. portfolio, and $20 million related to the performing agricultural portfolio in Western Canada.

The estimate for the 2002 full-year provision for credit losses is $2,150 million, up from the $620 million recorded last year (excluding special additions to general allowances in the first and second quarter 2001 amounting to $300 million in total).

The estimated full-year provision for credit losses is $850 million higher than the Bank's estimate in the second quarter due to the sectoral loan loss provisions noted above.

The total allowance for credit losses (specific, general and sectoral allowances) exceeded gross impaired loans by $799 million at the end of the quarter, compared with a $53 million excess at October 31, 2001. The Bank's total accumulated general allowance for credit losses amounted to $1,193 million at quarter end, relatively unchanged from October 31, 2001. General allowances are maintained at a level adequate to absorb all credit-related losses not yet identified in the Bank's portfolio relating to both loans and off-balance sheet instruments and qualify as Tier 2 capital - to an amount equal to 87.5 basis points of risk-weighted assets - under guidelines issued by the Office of the Superintendent of Financial Institutions.

MARKET RISK
The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. There have been no material changes in the policy during the quarter. Policy controls are augmented by active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table below presents average and end-of-quarter VaR usage, as well as year-to-date and fiscal 2001 averages. The Bank backtests its VaR by comparing it to daily net trading revenue. During the third quarter of fiscal

VALUE AT RISK USAGE

                               FOR THE THREE     FOR THE THREE      FOR THE NINE     FOR THE TWELVE
                                MONTHS ENDED      MONTHS ENDED      MONTHS ENDED      MONTHS ENDED
                                ------------      ------------      ------------      ------------
                                July 31 2002      July 31 2002      July 31 2002      Oct. 31 2001
(millions of dollars)                               Average           Average           Average
---------------------------------------------------------------------------------------------------
Interest rate risk                $ (12.4)          $ (13.6)          $ (14.2)          $ (16.3)
Equity risk                         (10.2)             (9.7)            (12.2)            (11.3)
Foreign exchange risk                (2.4)             (2.6)             (2.6)             (1.9)
Commodity risk                        (.7)              (.7)              (.4)              (.3)
Diversification effect                7.9               7.7               9.8              10.6
---------------------------------------------------------------------------------------------------
Global Value at Risk                (17.8)            (18.9)            (19.6)            (19.2)
                                  -----------------------------------------------------------------
                                  -----------------------------------------------------------------

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                       Page 6

2002, daily net trading revenues were positive for 78% of the trading days. Losses never exceeded the Bank's statistically predicted VaR for the total of our trading related businesses.

LIQUIDITY RISK
The Bank holds a sufficient amount of liquidity to fund its obligations as they come due as measured under normal operating conditions as well as under a stress test scenario. The Bank ensures that it has enough funds available to meet its obligations by managing its cash flows and holding highly liquid assets in Canadian and U.S. dollars as well as other foreign currencies that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all of its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location. As of July 31, 2002, the Bank met all of its policy requirements.

BALANCE SHEET
Total assets were $310 billion at the end of the third quarter, $22 billion or 8% higher than as at October 31, 2001. Higher securities volumes from securities purchased under resale agreements contributed $8 billion of the increase in total assets. Personal loans, including securitizations, increased by $2 billion, primarily attributable to a solid performance in the personal loan portfolio at TD Canada Trust. At the end of the third quarter, residential mortgages, including securitizations, increased by $2 billion from year end to amount to $68 billion.

Personal non-term deposits grew by $5 billion from October 31, 2001 to reach $51 billion, with TD Canada Trust accounting for the majority of this increase. Personal term deposits remained unchanged at $49 billion, while wholesale deposits and securities sold under repurchase agreements increased by $14 billion as compared with year end.

CAPITAL
As at July 31, 2002, the Bank's Tier 1 capital ratio was 7.7% compared with 8.4% at October 31, 2001. Risk-weighted assets increased during the period ended July 31, 2002 by an amount of $3 billion, as compared with year end. However, Tier 1 capital declined from $10.6 billion as at year end to $10 billion. The reduction in Tier 1 capital results from the impact of acquiring the 11% minority interest in the TD Waterhouse Group, Inc. common shares, partially funded by the $400 million common share issuance in the first quarter, and the Stafford and LETCO acquisitions. In the fourth quarter 2002, the Bank intends to issue non-common Tier 1 capital in the range of $250 million to $500 million.

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                       Page 7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF TD'S BUSINESSES

TD CANADA TRUST
TD Canada Trust reported improved earnings during the current quarter. Operating cash basis net income was $282 million, $7 million or 3% higher than the same period last year and $18 million or 7% higher than last quarter. Operating cash basis return on economic capital was 27%, a decrease of 2 percentage points from last year and an increase of 1 percentage point from last quarter.

Total operating cash basis revenue grew 2% from last year on modest, but improving, volume growth and relatively flat fee income and margins. Personal lending volume, which includes mortgages, grew by $4 billion or 4%, but this was partly offset by a $1 billion or 9% contraction in commercial loans and acceptances. Personal deposit volume increased by $4 billion or 6%, and business deposits generated strong growth of $4 billion or 21%. Total operating cash basis revenue increased by 5% from last quarter due to the impact of three additional business days, improved growth in real estate secured lending and solid growth in fee income.

Operating cash basis expenses decreased 2% compared with last year which was impacted by the costs of preparing for and executing the conversion of the retail branch network. Expense synergies realized from our branch mergers also contributed to the decrease, offset in part by investments in customer service and process improvement initiatives. The operating cash basis efficiency ratio improved by 2.2 percentage points to 58.5%. After adjusting for the additional days effect, expenses were up less than 1% compared to last quarter.

The provision for credit losses against commercial and small business loans returned to a normalized level during the quarter and as a result, the overall provision increased by $17 million or 15% from last quarter to $132 million. Included in the $132 million provision for credit loss for the third quarter 2002 was a $20 million sectoral provision relating to the agricultural portfolio in Western Canada. The seasoning impact in our unsecured lending portfolio following two years of strong growth, combined with the higher commercial and small business provisions, resulted in a $40 million or 43% increase in the provision for credit losses over last year.

We are nearing the successful completion of our branch merger program with 225 mergers completed as of quarter end. A further 13 mergers are scheduled for the fourth quarter and 24 for fiscal 2003. Throughout the branch merger period, we have continued to improve our Retail Branch Customer Satisfaction Index (CSI). The CSI improved by 1.2 percentage points from last quarter to 84.0% and is now higher than the level reached prior to the beginning of the branch conversions and mergers.

TD SECURITIES
In the third quarter 2002, TD Securities'had an operating cash basis net loss of $544 million compared to operating cash basis net income of $217 million in the same quarter last year and $35 million last quarter. The most significant factor contributing to this result was an increase in provision for credit losses to $1,132 million, up $1,013 million from last year and $832 million from last quarter. This includes $850 million in sectoral provisions - $600 million for potential problems in our performing corporate telecom loan portfolio and $250 million to address concerns in performing loans in our U.S. corporate portfolio.

Total operating cash basis revenue for the quarter was $526 million, down $244 million or 32% from last year. Corporate banking revenues declined as lower margins and reductions in the size of the corporate lending book led to lower net interest income. Capital market revenues were also lower as a slowdown in corporate activity resulted in significant reductions in revenues from client origination and related secondary flows. Debt capital markets were impacted by continuing corporate credit downgrades, softer debt new issuance volumes and lower trading revenues. Investment banking revenues were down primarily as a result of an industry wide reduction in corporate advisory activity. Securities gains in our private equity portfolio were largely offset by writedowns.

Non-interest expenses of $246 million were $91 million or 27% lower than last year. The reduction in expenses is primarily due to lower variable compensation related to the decline in revenues and higher loan losses.

Overall, the operating environment continues to remain challenging. Although there are some signs of improvement, we believe that a significant turnaround in capital market activities will not take place until fiscal 2003. Accordingly, we are taking action to position and align our businesses to reflect changes in the market environment and to take advantage of opportunities when market conditions begin to improve.

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                       Page 8

TD WEALTH MANAGEMENT
TD Wealth Management's third quarter operating cash basis net income was $20 million, a decrease of $10 million or 33% lower than last year and $11 million or 35% lower than last quarter. Operating cash basis return on economic capital was 15% unchanged from last year and a decrease of 5 percentage points from last quarter. The operating cash basis efficiency ratio was 91%, an increase of 2 percentage points from last year and 1 percentage point from prior quarter.

Total operating cash basis revenue decreased by $14 million or 3% from last year, due to lower commissions from reduced self-directed trading volumes and reduced asset-based fee business. Self-directed brokerage annualized trades per active account declined from 8.0 last year to 7.4, average trades per day declined 6% to 96,000 compared with last year, and new accounts opened decreased 11% compared with last year. While discretionary managed mandates increased, market declines combined with corporate and economic uncertainty continue to restrain investor confidence. Total operating cash basis expenses remained unchanged as compared to the same quarter last year while expenses decreased by $19 million or 4% as compared to last quarter.

Assets under management declined slightly this quarter to $122 billion compared with $117 billion a year ago and $123 billion last quarter. Assets under administration declined by $12 billion to $237 billion this quarter from the same quarter last year and declined by $20 billion as compared with last quarter.

EARNINGS BY BUSINESS SEGMENT

                                                                                                        TD CANADA TRUST
                                                                                                        ---------------
FOR THE THREE MONTHS ENDED                                                                            JULY 31     July 31
                                                                                                        2002        2001
-------------------------------------------------------------------------------------------------------------------------
Net interest income (on a taxable equivalent basis)                                                   $1,020      $  992
Provision for credit losses                                                                              132          92
Other income                                                                                             438         440
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs        879         897
Restructuring costs                                                                                     --          --
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) before provision for income taxes and non-controlling interest                         447         443
Provision for income taxes (TEB)                                                                         165         168
Non-controlling interest in net income of subsidiaries                                                  --          --
-------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) - CASH BASIS                                                                        $  282      $  275
                                                                                                      -------------------
                                                                                                      -------------------
Non-cash intangible amortization, net of income taxes
Non-cash goodwill amortization, net of income taxes
NET INCOME (LOSS) - REPORTED BASIS
Total assets (BILLIONS OF DOLLARS) - balance sheet                                                    $117.8      $111.3
                                   - securitized                                                        21.5        25.6
Cash basis return on equity(2,3)                                                                          27%         29%
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

FOR THE NINE MONTHS ENDED                                                                             JULY 31     July 31
                                                                                                       2002        2001
-------------------------------------------------------------------------------------------------------------------------
Net interest income (on a taxable equivalent basis)                                                   $3,026      $2,905
Provision for credit losses                                                                              385         288
Other income                                                                                           1,277       1,287
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs      2,615       2,559
Restructuring costs                                                                                     --          --
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) before provision for income taxes and non-controlling interest                       1,303       1,345
Provision for income taxes (TEB)                                                                         476         532
Non-controlling interest in net income of subsidiaries                                                  --          --
-------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) - CASH BASIS                                                                        $  827      $  813
                                                                                                      -------------------
                                                                                                      -------------------
Non-cash intangible amortization, net of income taxes
Non-cash goodwill amortization, net of income taxes
NET INCOME - REPORTED BASIS
Cash basis return on equity2,3                                                                            27%         29%
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) The TD Wealth Management business segment includes TD Waterhouse.
(2) TD Canada Trust cash basis return on equity excludes Canada Trust acquisition funding costs.
(3) Operating cash basis measures are explained under the "How the Bank Reports" section of the Management's Discussion and Analysis of Operating Performance on page 3.

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                       Page 9

As North American economic indicators show continued uncertainty and worldwide markets remained volatile, TD Wealth Management has experienced declining activity in its self-directed and full-service businesses. With the rebranding of TD Waterhouse Canada, our continued process improvements and our strong core of businesses, we continue to believe that we are well positioned to take advantage of an increase in investor activity, once investor confidence rebuilds.

OTHER
During the current quarter, the Other segment had a cash basis net loss of $11 million. Several items contributed to the net loss, and the most significant factors contributing to this result were a net loss of $23 million related to transfer pricing differences, net treasury activities, and net unallocated revenues, expenses and taxes. In addition, the Other segment includes the $6 million after tax charge for non-controlling interest. The above items were partially offset by the special gain of $18 million after tax related to the previously announced sale of the Bank's custody business.

                                                                  (unaudited, in millions of dollars)

        TD SECURITIES     TD WEALTH MANAGEMENT1                     OTHER                       TOTAL
---------------------     ---------------------      --------------------        --------------------
JULY 31       July 31      JULY 31      July 31      JULY 31      July 31        JULY 31      July 31
   2002          2001         2002         2001         2002         2001           2002         2001
-----------------------------------------------------------------------------------------------------
$   430       $   240      $   109      $   109      $  (107)      $ (194)       $ 1,452      $ 1,147
  1,132           119         --           --            (14)          (21)        1,250          190
     96           530          429          443           75           121         1,038        1,534
    246           337          491          492           25          --           1,641        1,726
   --            --           --           --           --              54          --             54
-----------------------------------------------------------------------------------------------------
   (852)          314           47           60          (43)         (106)         (401)         711
   (308)           97           27           30          (38)          (57)         (154)         238
   --            --           --           --              6             6             6            6
-----------------------------------------------------------------------------------------------------
$  (544)      $   217      $    20      $    30      $   (11)      $   (55)      $  (253)     $   467
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                                                                     154           78
                                                                                    --             48
                                                                                 --------------------
                                                                                 $  (407)     $   341
                                                                                 --------------------
                                                                                 --------------------
$ 160.8       $ 153.4      $  24.3      $  23.7      $   6.7       $   7.4       $ 309.6      $ 295.8
     .2            .2         --           --           (6.6)         (7.0)         15.1         18.8
    (61)%          21%          15%          15%                                     (10)%         17%
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

JULY 31       July 31      JULY 31      July 31      JULY 31       July 31       JULY 31     July 31
   2002          2001         2002         2001         2002          2001          2002        2001
-----------------------------------------------------------------------------------------------------
$ 1,054       $   490      $   326      $   365      $  (325)      $  (465)      $ 4,081     $ 3,295
  1,649           201         --           --            (59)          241         1,975         730
  1,035         1,840        1,368        1,431          195           601         3,875       5,159
    956         1,049        1,489        1,554           59            28         5,119       5,190
   --            --           --           --           --             109          --           109
-----------------------------------------------------------------------------------------------------
   (516)        1,080          205          242         (130)         (242)          862       2,425
   (210)          405           96          106         (125)         (222)          237         821
   --            --           --              7           25            30            25          37
-----------------------------------------------------------------------------------------------------
$  (306)      $   675      $   109      $   129      $   (30)      $   (50)      $   600     $ 1,567
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                                                                     478         269
                                                                                    --           140
                                                                                 --------------------
                                                                                 $   122     $ 1,158
                                                                                 --------------------
                                                                                 --------------------
    (12)%          23%          24%          20%                                       6%         18%
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                      Page 10

CONSOLIDATED INTERIM STATEMENT OF INCOME
--------------------------------------------------------------------------------
                                             (unaudited, in millions of dollars)

                                                                     FOR THE THREE MONTHS ENDED  FOR THE NINE MONTHS ENDED
                                                                     --------------------------  -------------------------
                                                                       JULY 31       July 31       JULY 31       July 31
                                                                          2002          2001          2002          2001
------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Loans                                                                 $  2,006      $  2,481      $  5,798      $  7,788
Securities                                                                 892           956         2,797         2,824
Deposits with banks                                                         82            69           202           237
------------------------------------------------------------------------------------------------------------------------
                                                                         2,980         3,506         8,797        10,849
------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Deposits                                                                 1,222         1,918         3,670         6,462
Subordinated notes and debentures                                           54            73           151           226
Other obligations                                                          300           417         1,064         1,032
------------------------------------------------------------------------------------------------------------------------
                                                                         1,576         2,408         4,885         7,720
------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                      1,404         1,098         3,912         3,129
PROVISION FOR CREDIT LOSSES                                              1,250           190         1,975           730
------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER CREDIT LOSS PROVISION                            154           908         1,937         2,399
------------------------------------------------------------------------------------------------------------------------
OTHER INCOME
Investment and securities services                                         522           553         1,625         1,722
Credit fees                                                                100            83           337           338
Net investment securities gains (losses)                                    (8)           26            40            79
Trading income                                                             (73)          373           465         1,197
Service charges                                                            151           150           439           413
Loan securitizations                                                        63            65           165           204
Card services                                                               64            66           183           189
Insurance                                                                   95            89           275           246
Trust fees                                                                  18            21            58            71
Gains on sale of investment real estate                                   --            --            --             350
Gain on sale of mutual fund record keeping and custody business             22          --              40          --
Other                                                                       84           108           248           350
------------------------------------------------------------------------------------------------------------------------
                                                                         1,038         1,534         3,875         5,159
------------------------------------------------------------------------------------------------------------------------
NET INTEREST AND OTHER INCOME                                            1,192         2,442         5,812         7,558
------------------------------------------------------------------------------------------------------------------------
NON-INTEREST EXPENSES
Salaries and employee benefits                                             868           942         2,764         2,821
Occupancy including depreciation                                           154           143           451           449
Equipment including depreciation                                           172           173           490           483
Amortization of intangible assets                                          241           312           772           999
Amortization of goodwill                                                  --              50          --             147
Restructuring costs (NOTE 5)                                              --              54          --             109
Other                                                                      447           468         1,414         1,437
------------------------------------------------------------------------------------------------------------------------
                                                                         1,882         2,142         5,891         6,445
------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT OF) INCOME TAXES              (690)          300           (79)        1,113
PROVISION FOR (BENEFIT OF) INCOME TAXES                                   (289)          (47)         (226)          (82)
------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) BEFORE NON-CONTROLLING INTEREST IN SUBSIDIARIES         (401)          347           147         1,195
NON-CONTROLLING INTEREST IN NET INCOME OF SUBSIDIARIES                       6             6            25            37
------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                         (407)          341           122         1,158
PREFERRED DIVIDENDS                                                         21            20            63            61
------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) APPLICABLE TO COMMON SHARES                         $   (428)     $    321      $     59      $  1,097
                                                                      --------------------------------------------------
                                                                      --------------------------------------------------
Average number of common shares outstanding (MILLIONS)
  Basic                                                                  641.5         628.2         640.3         626.6
  Diluted                                                                646.6         636.0         646.8         635.4
Earnings (loss) per common share (NOTE 7)
  Basic                                                               $   (.67)     $    .51      $    .09      $   1.75
  Diluted                                                                 (.67)          .51           .09          1.73
Dividends per common share                                                 .28           .28           .84           .81
                                                                      --------------------------------------------------
                                                                      --------------------------------------------------

Certain comparative amounts have been reclassified to conform with current year presentation.

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                      Page 11

CONSOLIDATED INTERIM BALANCE SHEET
--------------------------------------------------------------------------------
                                             (unaudited, in millions of dollars)

                                                                               AS AT
                                                                      ----------------------
                                                                        JULY 31      Oct. 31
                                                                           2002         2001
--------------------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------------------
CASH RESOURCES
Cash, deposits with Bank of Canada and
  non-interest-bearing deposits with other banks                       $  1,674     $  1,961
Interest-bearing deposits with other banks                                6,187        3,984
--------------------------------------------------------------------------------------------
                                                                          7,861        5,945
--------------------------------------------------------------------------------------------
SECURITIES PURCHASED UNDER RESALE AGREEMENTS                             28,072       20,205
--------------------------------------------------------------------------------------------
SECURITIES
Investment                                                               31,692       31,010
Trading                                                                  66,994       66,184
--------------------------------------------------------------------------------------------
                                                                         98,686       97,194
--------------------------------------------------------------------------------------------
LOANS (NET OF ALLOWANCE FOR CREDIT LOSSES)
Residential mortgages                                                    53,235       50,807
Consumer instalment and other personal                                   35,389       31,126
Business and government                                                  36,019       37,740
--------------------------------------------------------------------------------------------
                                                                        124,643      119,673
--------------------------------------------------------------------------------------------
OTHER
Customers' liability under acceptances                                    8,006        9,122
Trading derivatives' market revaluation                                  26,667       21,435
Intangible assets                                                         3,609        4,382
Goodwill                                                                  3,001        2,234
Land, buildings and equipment                                             1,672        1,832
Other assets                                                              7,352        5,816
--------------------------------------------------------------------------------------------
                                                                         50,307       44,821
--------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           $309,569     $287,838
                                                                       ---------------------
                                                                       ---------------------

LIABILITIES
--------------------------------------------------------------------------------------------
DEPOSITS
Personal                                                               $100,161     $ 95,982
Banks                                                                    23,796       23,173
Business and government                                                  82,988       74,759
--------------------------------------------------------------------------------------------
                                                                        206,945      193,914
--------------------------------------------------------------------------------------------
OTHER
Acceptances                                                               8,006        9,122
Obligations related to securities sold short                             23,470       21,436
Obligations related to securities sold under repurchase agreements       19,328       14,637
Trading derivatives' market revaluation                                  26,047       21,770
Other liabilities                                                         7,326        7,391
--------------------------------------------------------------------------------------------
                                                                         84,177       74,356
--------------------------------------------------------------------------------------------
SUBORDINATED NOTES AND DEBENTURES                                         4,080        4,892
--------------------------------------------------------------------------------------------
NON-CONTROLLING INTEREST IN SUBSIDIARIES                                    900        1,272
--------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------
Capital stock
  Preferred                                                               1,491        1,492
  Common                                                                  2,782        2,259
Retained earnings                                                         9,194        9,653
--------------------------------------------------------------------------------------------
                                                                         13,467       13,404
--------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $309,569     $287,838
                                                                       ---------------------
                                                                       ---------------------

Certain comparative amounts have been reclassified to conform with current year presentation.

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                      Page 12

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
                                             (unaudited, in millions of dollars)

                                                                     FOR THE THREE MONTHS ENDED   FOR THE NINE MONTHS ENDED
                                                                     --------------------------   -------------------------
                                                                          JULY 31       July 31       JULY 31       July 31
                                                                             2002          2001          2002          2001
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss)                                                        $   (407)     $    341      $    122      $  1,158
Adjustments to determine net cash flows
  Provision for credit losses                                               1,250           190         1,975           730
  Restructuring costs                                                        --              54          --             109
  Depreciation                                                                 81            79           228           238
  Amortization of intangible assets                                           241           312           772           999
  Amortization of goodwill                                                   --              50          --             147
  Gains on sale of investment real estate                                    --            --            --            (350)
  Gain on sale of mutual fund record keeping and custody business             (22)         --             (40)         --
  Net investment securities gains                                               8           (26)          (40)          (79)
  Changes in operating assets and liabilities
    Future income taxes                                                      (254)         (136)         (508)         (975)
    Current income taxes payable                                             (104)          269          (220)          333
    Interest receivable and payable                                          (522)         (152)         (415)         (279)
    Trading securities                                                      3,556        (1,178)         (810)      (17,384)
    Unrealized gains and amounts receivable on derivatives contracts       (9,668)       (1,900)       (5,232)       (1,915)
    Unrealized losses and amounts payable on derivatives contracts          8,497         2,392         4,277         3,814
    Other                                                                  (1,049)       (1,759)         (412)       (1,197)
---------------------------------------------------------------------------------------------------------------------------
Net cash from (used in) operating activities                                1,607        (1,464)         (303)      (14,651)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Deposits                                                                    3,869        (1,059)       13,031        11,556
Securities sold under repurchase agreements                                (2,371)        5,446         4,691         9,259
Securities sold short                                                        (549)        1,589         2,034         7,976
Debt of subsidiaries                                                         --             (24)         --            (496)
Issuance of subordinated notes and debentures                                   4           801             6           805
Repayment of subordinated notes and debentures                                 (1)           (6)         (818)          (27)
Common shares issued for cash, net of expenses                               --            --             393          --
Common shares issued on exercise of options                                     2             3            11            16
Common shares issued as a result of dividend reinvestment plan                 53          --             112          --
Common stock options settled in cash, net of income taxes                      (1)          (12)          (24)          (34)
Issuance of preferred shares                                                 --            --            --             225
Dividends paid on - preferred shares                                          (21)          (20)          (63)          (61)
                  - common shares                                            (180)         (176)         (538)         (508)
Other                                                                           2          --            --            --
---------------------------------------------------------------------------------------------------------------------------
Net cash from (used in) financing activities                                  807         6,542        18,835        28,711
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Interest-bearing deposits                                                  (1,100)       (1,500)       (2,203)       (1,379)
Activity in investment securities
  Purchases                                                                (4,608)       (4,362)      (10,634)      (11,247)
  Proceeds from maturities                                                    874         1,300         4,209         3,945
  Proceeds from sales                                                       1,272         2,037         5,783         4,701
Loans                                                                      (4,544)       (1,910)       (9,476)       (1,000)
Proceeds from loan securitizations                                          1,273           463         2,531           985
Land, buildings and equipment - net                                          (110)           (4)          (68)          943
Securities purchased under resale agreements                                4,260        (1,223)       (7,867)      (10,586)
Acquisitions and dispositions less cash and cash equivalents                   31          --          (1,094)         (296)
---------------------------------------------------------------------------------------------------------------------------
Net cash from (used in) investing activities                               (2,652)       (5,199)      (18,819)      (13,934)
---------------------------------------------------------------------------------------------------------------------------
Net changes in cash and cash equivalents                                     (238)         (121)         (287)          126
Cash and cash equivalents at beginning of period                            1,912         1,769         1,961         1,522
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD REPRESENTED
  BY CASH, DEPOSITS WITH BANK OF CANADA AND
  NON-INTEREST-BEARING DEPOSITS WITH OTHER BANKS                         $  1,674      $  1,648      $  1,674      $  1,648
                                                                         --------------------------------------------------
                                                                         --------------------------------------------------
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid during the period                                $  1,742      $  2,999      $  5,366      $  7,976
Amount of income taxes paid during the period                                 (23)          (61)          451           434

Certain comparative amounts have been reclassified to conform with current year presentation.

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                      Page 13

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                                             (unaudited, in millions of dollars)

                                                                       FOR THE NINE MONTHS ENDED
                                                                       -------------------------
                                                                           JULY 31       July 31
                                                                              2002          2001
------------------------------------------------------------------------------------------------
PREFERRED SHARES
Balance at beginning of period                                            $  1,492      $  1,251
Proceeds from share issues                                                    --             225
Translation adjustment on shares issued in a foreign currency                   (1)            3
------------------------------------------------------------------------------------------------
Balance at end of period                                                     1,491         1,479
------------------------------------------------------------------------------------------------
COMMON SHARES
Balance at beginning of period                                               2,259         2,060
Issued on acquisition of subsidiaries                                         --             181
Proceeds from shares issued for cash                                           400          --
Proceeds from shares issued on exercise of options                              11            16
Proceeds from shares issued as a result of dividend reinvestment plan          112          --
------------------------------------------------------------------------------------------------
Balance at end of period                                                     2,782         2,257
------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance at beginning of period                                               9,653         9,039
Net income                                                                     122         1,158
Preferred dividends                                                            (63)          (61)
Common dividends                                                              (538)         (508)
Foreign currency translation adjustments, net of income taxes                   51            28
Stock options settled in cash, net of income taxes                             (24)          (34)
Obligations arising from adoption of accounting standard for employee
  future benefits, net of income taxes                                        --            (132)
Other                                                                           (7)           (1)
------------------------------------------------------------------------------------------------
Balance at end of period                                                     9,194         9,489
------------------------------------------------------------------------------------------------
TOTAL COMMON EQUITY                                                         11,976        11,746
------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                $ 13,467      $ 13,225
                                                                          ----------------------
                                                                          ----------------------

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

THESE CONSOLIDATED INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE BANK'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2001. THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FOLLOW THE SAME ACCOUNTING POLICIES AND METHODS OF APPLICATION AS THE BANK'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2001 EXCEPT AS DISCUSSED IN
NOTE 1.

NOTE 1: CHANGES IN ACCOUNTING POLICY As of November 1, 2001, the Bank adopted a new accounting standard on goodwill and other intangible assets which discontinues the amortization of goodwill and intangible assets with indefinite useful lives. The new standard requires an annual assessment and recognition of goodwill and indefinite life intangible asset impairment, if any. For comparative purposes, the table below is provided to present the comparative quarter's net income applicable to common shares and diluted earnings per common share on a consistent basis with the presentation in effect since November 1, 2001.

As of November 1, 2001, the Bank adopted a new accounting standard on earnings per share, which requires the use of the treasury stock method to calculate diluted earnings per share.

                                                            FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                                            --------------------------    -------------------------
                                                                    JULY 31    July 31          JULY 31     July 31
                                                                       2002       2001             2002        2001
-------------------------------------------------------------------------------------------------------------------
Reported net income (loss) applicable to common shares               $ (428)     $ 321           $   59     $ 1,097
Add back: goodwill amortization, net of tax                            --           48             --           140
-------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common shares -
  excluding goodwill amortization                                    $ (428)     $ 369           $   59     $ 1,237

Diluted earnings (loss) per common share - reported                  $ (.67)     $ .51           $  .09     $  1.73
Add back: goodwill amortization, net of tax                            --          .07             --           .22
-------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per common share -
  excluding goodwill amortization                                    $ (.67)     $ .58           $  .09     $  1.95
                                                                     ----------------------------------------------
                                                                     ----------------------------------------------

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                      Page 14

NOTE 2: ALLOWANCE FOR CREDIT LOSSES
During the third quarter of 2002, the Bank established sectoral allowances of $600 million related to the telecommunication industry, $250 million related to its U.S. corporate loan portfolio and $20 million related to exposure in the agricultural loan portfolio. The telecommunication industry continued to deteriorate during the quarter, as evidenced by the significant increase in the number of credit defaults as well as downgrades in publicly available debt ratings for companies in that industry. The Bank has identified a combination of events over the past quarter which have resulted in a general deterioration in the credit quality and increased risk of losses on U.S. corporate borrowers. The events giving rise to the need to establish a U.S. sectoral allowance relate to the increasing frequency of allegations of irregularities involving large U.S. corporate borrowers. Recent drought conditions in Western Canada have led to a deterioration in credit quality, resulting in the need for an agricultural sectoral allowance. The Bank's allowance for credit losses policy is outlined in the following paragraphs and the balances outstanding at July 31, 2002 and July 31, 2001 are shown in the table below.

An allowance is maintained which is considered adequate to absorb all credit-related losses in a portfolio of items which are both on and off the consolidated balance sheet. Assets in the portfolio which are included in the consolidated balance sheet are deposits with banks, loans, mortgages, loan substitutes, securities purchased under resale agreements, acceptances and derivative financial instruments. Items not included in the consolidated balance sheet and referred to as off-balance sheet items include guarantees and letters of credit. The allowance is deducted from the applicable asset in the consolidated balance sheet except for acceptances and off-balance sheet items. The allowance for acceptances and for off-balance sheet items is included in other liabilities.

The allowance consists of specific, general and sectoral allowances.

Specific allowances include all the accumulated provisions for losses on particular assets required to reduce the book values to estimated realizable amounts in the ordinary course of business. Specific provisions are established on an individual facility basis to recognize credit losses on business and government loans. For personal loans, excluding credit cards, specific provisions are calculated using a formula method taking into account recent loss experience. No specific provisions for credit cards are recorded and balances are written off when payments are 180 days in arrears.

General allowances include all the accumulated provisions for losses which are prudential in nature and cannot be determined on an item-by-item or group basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators.

When an industry sector or geographic region experiences specific adverse events or changes in economic condition, it may be necessary to establish an additional allowance for loan loss for the group of loans as a whole. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowances noted above. The amount of the allowance is reviewed and adjusted regularly and depends on management's assessment of the current and expected business and economic conditions as well as the extent of the Bank's exposure to the sector.

General and sectoral allowances are computed using credit risk models developed by the Bank. The level of the allowances considers the probability of default (loss frequency), the loss given default (loss severity) and the expected exposure at default.

The total level of allowances is considered adequate to absorb all credit losses in the portfolio of on and off-balance sheet items. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses, which is charged to the consolidated interim statement of income, is that required to bring the total of all allowances (specific, general, and sectoral) to a level which management considers adequate to absorb probable credit-related losses in its portfolio of on and off-balance sheet items.

                                                                                      JULY 31                               July 31
                                                                                         2002                                  2001
                                               ----------------------------------------------    ----------------------------------
                                                Specific      General    Sectoral                  Specific      General
(millions of dollars)                          allowance    allowance   allowance(1)     Total    allowance    allowance    Total(1)
-----------------------------------------------------------------------------------------------------------------------------------

Balance at beginning of year                     $   179      $ 1,141     $  --       $ 1,320      $   312      $   836     $ 1,148
Provision for credit losses charged
  to the consolidated interim
  statement of income                              1,105         --           870       1,975          430          300         730
Write-offs(2)                                       (572)        --          --          (572)        (316)        --          (316)
Recoveries                                            99         --          --            99           63         --            63
Other, including foreign exchange
  rate changes                                         1         --          --             1         --              2           2
-----------------------------------------------------------------------------------------------------------------------------------
Allowance for credit losses at end of period     $   812      $ 1,141     $   870     $ 2,823      $   489      $ 1,138     $ 1,627
                                                 ----------------------------------------------------------------------------------
                                                 ----------------------------------------------------------------------------------

(1) There was no sectoral allowance for the nine month period ended July 31, 2001.
(2) For the nine months ended July 31, 2002, $34 million of write-offs relate to restructured loans. There were no restructured loans written off during the nine month period ended July 31, 2001.

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                      Page 15

NOTE 3: ACQUISITIONS AND DISPOSITIONS During the third quarter of 2002, the Bank recognized a gain of $22 million before tax on the sale of certain mutual fund record keeping and custody businesses announced on January 31, 2002. A gain of $18 million before tax was also recognized in the first quarter of 2002.

On March 1, 2002, the Bank completed the acquisition of the securities and trading technology platform and listed equity options market-making businesses of the Stafford group of firms ("Stafford") and the LETCO group ("LETCO"). The purchase price consists of an initial payment of approximately US$256 million, paid in cash. Additional consideration up to a maximum of US$150 million will be payable over the next four years contingent upon the businesses exceeding certain net income thresholds. The acquisition was accounted for by the purchase method and the results of Stafford and LETCO's operations have been included in the consolidated interim statement of income from March 1, 2002. Goodwill arising from the acquisition was approximately US$222 million.

On November 26, 2001, the Bank completed the acquisition of the outstanding common shares of TD Waterhouse Group, Inc. ("TD Waterhouse") that it did not own for total consideration of approximately $605 million. Goodwill arising from the acquisition was $233 million. On November 1, 2001, the Bank issued approximately 11 million common shares for cash proceeds of $400 million to partially fund the transaction.

On November 1, 2001, TD Waterhouse acquired R.J. Thompson Holdings, Inc., a direct access brokerage firm, for total cash consideration of $122 million. Goodwill arising from the acquisition was $120 million. In addition, contingent payments of $24 million are payable upon achievement of certain results. Subsequent to July 31, 2002, $8 million was paid relating to the acquisition and as a result, the balance of contingent payments remaining has been reduced to $16 million. The payment related to definite life intangible assets which are amortized on a straight-line basis over the expected period of benefit of three years.

NOTE 4: LOAN SECURITIZATIONS
During the quarter, the Bank securitized government guaranteed residential mortgage loans through the creation of mortgage-backed securities and received net cash proceeds of $1,046 million. There are no expected credit losses as the mortgages are government guaranteed. The impact of this transaction on the Bank's net income for the quarter is immaterial.

NOTE 5: RESTRUCTURING COSTS
As at July 31, 2002, the total unutilized balance of restructuring costs of $81 million shown below was included in other liabilities in the consolidated balance sheet.

NOTE 6: CAPITAL STOCK

                                                                   JULY 31     Oct. 31
(thousands of shares)                                                 2002        2001
--------------------------------------------------------------------------------------
Preferred shares issued by the Bank:
Class A - Series G                                                   7,000       7,000
Class A - Series H                                                   9,000       9,000
Class A - Series I                                                      16          16
Class A - Series J                                                  16,384      16,384
Class A - Series K                                                   6,000       6,000
Class A - Series L                                                   2,000       2,000
--------------------------------------------------------------------------------------
Preferred shares issued by
  TD Mortgage Investment Corporation:
Series A                                                               350         350
--------------------------------------------------------------------------------------
Common shares - outstanding                                        643,229     628,451
Options to purchase common
  shares - outstanding                                              24,163      22,219
                                                                   -------------------
                                                                   -------------------

NOTE 7: EARNINGS (LOSS) PER COMMON SHARE As a result of the Bank reporting a net loss applicable to common shares for the three months ended July 31, 2002, the effect of stock options potentially exerciseable on earnings (loss) per common share was anti-dilutive; therefore, basic and diluted earnings (loss) per common share are the same for the period.

NOTE 8: SEGMENTED INFORMATION
The Bank's operations and activities are organized around the following businesses: TD Canada Trust, TD Securities and TD Wealth Management. Real estate investments, the effects of securitizations, transfer pricing differences, treasury management, general provisions for credit losses and any residual unallocated revenues and expenses are included in Other. Results for these segments for the three months and nine months ended July 31, 2002 and July 31, 2001 are presented in the tables on pages 8 and 9.

NOTE 9: INTEREST COVERAGE ON SUBORDINATED NOTES AND DEBENTURES
The Bank is required to disclose certain information to its noteholders. The Bank's interest requirements on all subordinated notes and debentures, after adjustment for new issues and retirement of subordinated debt, amounted to $271 million for the 12 months ended July 31, 2002. The Bank's net income before interest on subordinated debt and income tax and after deducting certain non-controlling interests for the 12 months then ended was $296 million, which is 1.1 times the Bank's interest requirements for this period. On an operating cash basis, these figures were $271 million, $1,502 million, and 5.5 times, respectively. Operating cash basis measures are described in the Management's Discussion and Analysis of Operating Performance on page 3.

NOTE 10: FUTURE ACCOUNTING CHANGE
The Bank intends to modify its stock option plan to remove the shareless exercise feature, subject to regulatory approval and notice to plan members. For 2003, the Bank intends to commence reporting stock option awards as compensation expense through the income statement.

----------------------------------------------------------------------------------------------------
                                                 Human      Real
(millions of dollars)                        Resources    Estate     Technology    Other       Total
----------------------------------------------------------------------------------------------------
Balance at beginning of period                    $ 46     $  81         $  9      $   1     $   137
Amount utilized during the period                  (30)      (25)          (1)         -         (56)
----------------------------------------------------------------------------------------------------
Balance at end of period                          $ 16     $  56         $  8      $   1     $   81
                                                  --------------------------------------------------
                                                  --------------------------------------------------

TD BANK FINANCIAL GROUP - THIRD QUARTER 2002 REPORT                      Page 16

SHAREHOLDER AND INVESTOR INFORMATION

SHAREHOLDER SERVICES
Call the Shareholders Relations department: 1-866-756-8936

Call toll free in Canada or the United States:
1-800-4NEWS-TD (1-800-463-9783). In Toronto, call:
(416) 982-NEWS [(416) 982-6397]. Outside of Canada,
1-866-756-8936

Internet website: www.td.com
Internet e-mail: customer.service@td.com

GENERAL INFORMATION
Financial: Contact Corporate & Public Affairs (416) 982-8578

Products and services: Contact TD Canada Trust,
24 hours a day, seven days a week:
1-866-567-8888
French: 1-800-895-4463
Cantonese/Mandarin: 1-800-387-2828
Telephone device for the deaf: 1-800-361-1180

ANNUAL MEETING
Thursday, April 3, 2003
London Convention Centre
London, Ontario

ONLINE INVESTOR PRESENTATION: Full financial statements and a presentation to investors and analysts (available on August 22) are accessible from the home page of the TD Bank Financial Group website, www.td.com, by clicking on THE TORONTO-DOMINION BANK 2002 3RD QUARTER RESULTS.

WEBCAST OF CALL: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts took place on August 22, 2002 at 3:00 p.m. EDT. The call was webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD's website and will be available for replay for a period of at least one month.

QUARTERLY EARNINGS CONFERENCE CALL: Instant replay of the teleconference is available from August 22, 2002 to September 22, 2002. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 202357 (pound key).

SOFTWARE REQUIRED FOR WEBCAST: A Netscape Navigator 4.5 or Microsoft Internet Explorer 4.0 browser or better is required to access the webcast via the internet. Real Player is also required to access the webcast. To download Real Player, go to www.real.com.

19500